SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

In 4Q13, PRASK Grew by 24% Year-over-Year, with a 5.1 p.p. Increment in Load Factor and a 15% Upturn in Yield

São Paulo, January 21, 2014 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, hereby announces its preliminary air traffic figures for the month of December, consolidated results for the fourth quarter and full year of 2013.

The 4Q13 result reflects the Company’s strategy of adjusting its supply in a dynamic manner throughout the year. Given demand and high seasonality in the quarter, the Company maintained domestic supply stable in 4Q13 over the same period in 2012. In 2013 as a whole, domestic supply reduction reached 7.4%. The Company demonstrated flexibility and responded rapidly to the opportunity to increase its revenue, reflected in the growth of extra flights and charter flights in December. This strategy is also reflected in the increase in Yield and PRASK, indicators which presented strong evolution on an annual comparison.

PRASK, Yield, Load Factor and Fuel Prices

Net PRASK moved up by 24% year-over-year in 4Q13. In 2013 as a whole, growth reached 18%. In December, GOL recorded a PRASK increase of 26% over the same month in 2012.

Net yield grew by 15% in the quarter. In the year as a whole, the increase reached 18%. In the month, yield moved up by 19% over December/12, to between R$25.9 and R$26.4 cents.

The fourth-quarter load factor climbed by 5.1 percentage points over 4Q12. In the year, the rate remained flat over 2012. Growth in December came to 4.5 percentage points.

In 4Q13, the average jet fuel price* moved up by around 2% over 4Q12. The average fuel price for the full year increased by approximately 4%. In December, the price grew by around 3% year-over-year, due to the depreciation of the Real in the price formation period.

(*)The per-liter fuel price considers gross total fuel and lubricant expenses divided by estimated period consumption.

Conference Calls
Wednesday
January 22, 2014

English
12:00 p.m. (US ET)
3:00 p.m. (Brazil)
Phone: +1 (412) 317-6776
Code: GOL

Portuguese
11:00 a.m. (US ET)
2:00 p.m. (Brazil)
Phone: +55 (11) 2188-0155
Code: GOL

Live Webcast:
www.voegol.com.br/ir

1	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

OPERATING DATA	December 2013(*)	December 2012(*)	% Chg. (YoY)	November 2013(*)	% Chg. (MoM)
Total System
ASK (mm)	4,536.3	4,029.7	12.6%	3,995.8	13.5%
RPK (mm)	3,419.1	2,858.4	19.6%	3,008.3	13.7%
Load Factor	75.4%	70.9%	4.5 p.p	75.3%	0.1 p.p
Domestic Market
ASK (mm)	4,037.1	3,609.5	11.8%	3,556.4	13.5%
RPK (mm)	3,071.2	2,625.4	17.0%	2,711.2	13.3%
Load Factor	76.1%	72.7%	3.4 p.p	76.2%	-0.1 p.p
International Market
ASK (mm)	499.2	420.2	18.8%	439.4	13.6%
RPK (mm)	347.9	233.0	49.3%	297.1	17.1%
Load Factor	69.7%	55.4%	14.3 p.p	67.6%	2.1 p.p

(*) December 2013 – preliminary figures; December 2012 and November 2013 – National Civil Aviation Agency (ANAC) figures

OPERATING DATA	4Q13(*)	4Q12(*)	% Chg.
Total System
ASK (mm)	12,677.4	12,358.8	2.6%
RPK (mm)	9,484.4	8,615.1	10.1%
Load Factor	74.8%	69.7%	5.1 p.p
Domestic Market
ASK (mm)	11,293.8	11,262.4	0.3%
RPK (mm)	8,543.3	7,963.5	7.3%
Load Factor	75.6%	70.7%	4.9 p.p
International Market
ASK (mm)	1,383.6	1,096.4	26.2%
RPK (mm)	941.1	651.6	44.4%
Load Factor	68.0%	59.4%	8.6 p.p

 (*) Preliminary figures for December 2013; National Civil Aviation Agency (ANAC) figures for the other months

OPERATING DATA	2013(*)	2012(*)	% Chg.
Total System
ASK (mm)	49,632.9	51,867.2	-4.3%
RPK (mm)	34,683.9	36,410.3	-4.7%
Load Factor	69.9%	70.2%	-0.3 p.p
Domestic Market
ASK (mm)	44,110.4	47,614.9	-7.4%
RPK (mm)	31,219.0	33,680.9	-7.3%
Load Factor	70.8%	70.7%	0.1 p.p
International Market
ASK (mm)	5,522.6	4,252.3	29.9%
RPK (mm)	3,464.9	2,729.4	26.9%
Load Factor	62.7%	64.2%	-1.5 p.p

                        (*) Preliminary figures for December 2013; National Civil Aviation Agency (ANAC) figures for the other months

2	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

                             Domestic Market

In 4Q13, domestic supply remained virtually flat over the same quarter last year, while demand moved up by 7.3% and the load factor increased by 4.9 percentage points to 75.6%. In the year as a whole, supply and demand fell by 7.4% and 7.3%, respectively, so that the load factor remained stable. Due to the opportunity for additional revenue observed in December and the increase in ASKs in this month, the reduction in supply was 1.6 percentage points below the projection announced for 2013. In the month, supply moved up by 11.8% over December/12, primarily due to the higher number of charter flights and extra flights to meet additional demand in the period. Demand climbed by 17.0% year-over-year in December, leading to a 3.4 percentage point increase in the load factor, which reached 76.1%.

The company’s focus on increasing the profitability of its routes and improving its product fueled PRASK growth throughout the year. This evolution is shown below:

Domestic PRASK & Total ASK – Annual Variation

              International Market

In 4Q13, international supply rose by 26.2% over the same period in 2012, while demand climbed by 44.4% and the load factor moved up by 8.6 percentage points to 68.0%. In the year as whole, supply grew by 29.9% over 2012, demand increased by 26.9% and the load factor fell by 1.5 percentage points to 62.7%. In December, international supply increased by 18.8% year-over-year, at a smaller rate than in recent months, given that December/12 already had the flights to Santo Domingo, Miami and Orlando. Demand rose by 49.3% in December and the load factor stood at 69.7%, 14.3 percentage points higher than the same month in 2012.

3	GOL Linhas Aéreas Inteligentes S.A

Traffic Report

               ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 910 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

Investor Relations
ri@golnaweb.com.br
www.voegol.com.br/ir
+55(11)2128-4700

GOL. Linhas aéreas inteligentes.

This release contains forward-looking statements relating to the business prospects, estimates for operating and financial results, and those related to GOL's growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL's management Such forward-looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL's filed disclosure documents and are, therefore, subject to change without prior notice.

Contacts • Edmar Lopes • André Carvalho • Gabriel Motta • Ana Troster • Jenifer Nicolini

4	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2014

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.